SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMENDMENT NO. 22

HEARTLAND EXPRESS, INC
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
__________________________________________________________________________________
(Title of Class of Securities)

422347 10 4
________________________________________________________________________________
(CUSIP Number)

Ann S. Gerdin
901 North Kansas Avenue
North Liberty, IA 52317
Telephone:  (319) 626-3600
Facsimile:  (319) 626-3355
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a  copy to:

Mark Scudder, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

November 30, 2011
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  422347 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Russell A. Gerdin, individually
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power

0*
	8.	Shared Voting Power

0*
	9.	Sole Dispositive Power

0*
	10.	Shared Dispositive Power

0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

0.0%
14.	Type of Reporting Person (See Instructions)

IN
_____________________
* Mr. Gerdin passed away on October 14, 2011.

CUSIP NO.:  422347 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Ann S. Gerdin, individually and as trustee of the Ann S. Gerdin Revocable Trust and Russell A. Gerdin Revocable Trust.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power

773,194 (1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

773,194 (1)
	10.	Shared Dispositive Power

1,936,276
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,709,470
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

3.1% (3)
14.	Type of Reporting Person (See Instructions)

IN

CUSIP NO.:  422347 10 4

(1)	Comprised of 273,194 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust and 500,000 shares of Common Stock owned by the Russell A. Gerdin Revocable Trust.

(2)
Comprised of 1,936,276 shares of Common Stock represented by voting trust certificates which are owned by Gerdin Family Investments, LP ("GFI"). As a general partner of GFI, Mrs. Gerdin has shared dispositive power over the shares represented by voting trust certificates owned by GFI, but does not have voting power over such shares.

(3)	Based on 86,479,211 shares of Common Stock outstanding as of November 30, 2011.

Item 1.                      Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Heartland Express, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 901 North Kansas Avenue, North Liberty, IA 52317.

Item 2.                      Identity and Background.

(a)           This Statement is being filed jointly on behalf of Russell A. Gerdin and Ann S. Gerdin (together, the "Reporting Persons"). The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)           The business address of the Reporting Persons is 901 North Kansas Avenue, North Liberty, IA 52317.

(c)

Mr. Gerdin

Mr. Gerdin was previously chief executive officer of the Issuer. Mr. Gerdin resigned as chief executive officer of the Issuer on September 2, 2011, and passed away on October 14, 2011. The principal business address of the Issuer is 901 North Kansas Avenue, North Liberty, IA 52317.

Mrs. Gerdin

The principal occupation of Mrs. Gerdin is homemaker. She is also involved in civic and philanthropic commitments. Mrs. Gerdin's business address is 901 North Kansas Avenue, North Liberty, IA 52317.

(d) - (e)   During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Persons are citizens of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

On July 11, 2007, Mr. Gerdin became trustee over shares owned by certain grantor attained annuity trusts established by Mrs. Gerdin for the benefit of Mr. and Mrs. Gerdin's children ("Mrs. Gerdin's GRATS"), and Mrs. Gerdin became trustee over shares owned by certain grantor attained annuity trusts established by Mr. Gerdin for the benefit of Mr. and Mrs. Gerdin's children ("Mr. Gerdin's GRATS" and together with Mrs. Gerdin's GRATS, the "GRATS"). By virtue of Mr. Gerdin becoming trustee of Mrs. Gerdin's GRATS, he received dispositive power over the shares owned by Mrs. Gerdin's GRATS. By virtue of Mrs. Gerdin becoming trustee of Mr. Gerdin's GRATS, she received dispositive power over the shares owned by Mr. Gerdin's GRATS. Thus, Mr. and Mrs. Gerdin are each individually deemed to beneficially own the shares owned by the GRATS over which he or she serves as trustee pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Except for 8,000,000 shares owned by Mrs. Gerdin's GRATS, over which Mr. Gerdin had voting power, neither of the Reporting Persons had voting power over the shares owned by the GRATS. The Reporting Persons did not pay money or other consideration in connection with becoming the trustee of the respective GRATS or in obtaining beneficial ownership of the shares owned by the GRATS.

By virtue of becoming the respective trustees, the Reporting Persons have an obligation to file this Schedule 13D.

See Item 4 also.

Item 4.                      Purpose of Transaction.

In addition to the transaction described in Item 3, in the future, Mrs. Gerdin from time to time may use her personal funds to purchase Common Stock for investment purposes. Mrs. Gerdin intends to participate in and influence the affairs of the Issuer through the exercise of her voting rights with respect to her shares of Common Stock. I

Other than as described or contemplated in Item 3, this Item 4, or as announced publicly, Mrs. Gerdin does not have any other present plans or proposals with respect to any action referred to in sections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a)           As of November 30, 2011, there were 86,479,211 shares of Common Stock outstanding. As of the date hereof, Mr. Gerdin is not the the beneficial owner (pursuant to Rule 13d-3) of any shares of Common Stock of the Issuer. Mrs. Gerdin may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of 2,709,470 shares of Common Stock, representing approximately 3.1% of the issued and outstanding shares of Common Stock of the Issuer. The shares of Common Stock deemed to be beneficially owned by Mrs. Gerdin consist of (i) 273,194 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust over which Mrs. Gerdin serves as trustee; (ii) 500,000 shares of Common Stock owned by the Russell A. Gerdin Revocable Trust over which Mrs. Gerdin serves as trustee; and (iii) 1,936,276 shares of Common Stock represented by voting trust certificates owned by Gerdin Family Investments, LP ("GFI").

(b)           Mrs. Gerdin has the sole power to vote 773,194 of the shares of Common Stock of the Issuer for which beneficial ownership is reported.1 Mrs. Gerdin has the shared power to dispose of 1,936,276 of shares of Common Stock of the Issuer for which beneficial ownership is reported.2

(c)           Transactions Effected During the Past 60 Days or since the most recent filing of Schedule 13D:
The following transaction with respect to shares by of the reporting persons was effected since the most recent filing of Schedule 13D. These transactions were not effected in the open market.

On October 21, 2011:

Mrs. Gerdin, was appointed successor trustee of the Russell A. Gerdin Revocable Trust. Mr. Gerdin's trust holds 500,000 shares of Common Stock of the Issuer. Mr. Gerdin passed away on October 14, 2011.

On November 30, 2011:

Michael J. Gerdin was appointed successor trustee of three grantor retained annuity trusts created for the benefit of Ann S. Gerdin. These three grantor retained annuity trusts hold 20,077,561 shares of Common Stock of the Issuer. Russell A. Gerdin, deceased, previously served as trustee for these three grantor retained annuity trusts.

(d)           Not applicable.

(e)           Mr. Gerdin ceased being a 5% shareholder on October 14, 2011.
Mrs. Gerdin ceased being a 5% shareholder on November 30, 2011.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons have entered into a joint filing agreement which is attached as Exhibit 1 hereto.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 1                      Joint Filing Agreement, dated December 2, 2011, by and between the Reporting Persons.

______________

1 Comprised of 273,194 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust and 500,000 shares of Common Stock owned by the Russell A. Gerdin Revocable Trust.

2 Comprised of 1,936,276 shares of Common Stock represented by voting trust certificates owned by GFI. As a general partner of GFI, Mrs. Gerdin has shared dispositive power over the shares represented by voting trust certificates owned by GFI, but does not have voting power over such shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

RUSSELL A. GERDIN, individually and Russell A. Gerdin Revocable Trust

/s/ Ann S. Gerdin

ANN S. GERDIN, individually and as trustee of the Ann S. Gerdin Revocable Trust and Russell A. Gerdin Revocable Trust

/s/ Ann S. Gerdin

Dated: December 2, 2011

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Heartland Express, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 2nd day of December, 2011.

RUSSELL A. GERDIN, individually and Russell A. Gerdin Revocable Trust

/s/ Ann S. Gerdin

ANN S. GERDIN, individually and as trustee of the Ann S. Gerdin Revocable Trust and Russell A. Gerdin Revocable Trust

/s/ Ann S. Gerdin